Exhibit (b)(1)

EXECUTION COPY

January 17, 2012

Blackbaud, Inc.

Senior Credit Facilities

Commitment Letter

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, SC 29492

Attention: Anthony W. Boor, Senior Vice President

    and Chief Financial Officer

Ladies and Gentlemen:

You (the “Borrower”) have requested that (i) J.P. Morgan Securities LLC (“JPMorgan”), and SunTrust Robinson Humphrey, Inc. (“STRH; together with JPMorgan, the “Lead Arrangers”) agree to structure, arrange and syndicate for a senior revolving credit facility in an initial aggregate principal amount of U.S. $225,000,000 (the “Revolving Credit Facility”) and a senior term loan A credit facility in an initial aggregate principal amount of U.S. $100,000,000 (the “Term Loan Credit Facility”, and together with the Revolving Credit Facility, the “Facilities”), (ii) each of JPMorgan Chase Bank, N.A. (“JPMCB”) and SunTrust Bank (“SunTrust”; together with JPMCB, the “Commitment Parties”) commit to provide a portion of the Facilities, (iii) JPMCB serve as administrative agent for the Facilities, and (iv) SunTrust serve as syndication agent for the Facilities. You have informed the Commitment Parties and the Lead Arrangers that you intend to use the proceeds of the Facilities, in part, to acquire (the “Acquisition”) all of the equity interests of Convio, Inc. and its subsidiaries (collectively, the “Target”). The Lead Arrangers understand that the Acquisition will be effected by way of a tender offer (the “Tender Offer”) for all of the outstanding equity interests of the Target and, upon completion of the Tender Offer and the acquisition of the requisite amount of equity interests of the Target, a newly formed wholly-owned subsidiary of the Borrower (the “MergerSub”) will merge with and into the Target (the “Merger”).

The Lead Arrangers are pleased to advise you that they are willing to act as joint lead arrangers and joint bookrunners for the Facilities. Furthermore, JPMCB is pleased to advise you of its commitment to provide U.S. $75,000,000 in the aggregate of the Facilities, and SunTrust is pleased to advise you of its commitment to provide U.S. $75,000,000 in the aggregate of the Facilities. The Commitment Parties’ commitments shall be allocated between the Facilities in their sole discretion. The Lead Arrangers are pleased to advise you of their agreement to use commercially reasonable efforts to assemble a syndicate of financial institutions identified by the Lead Arrangers in consultation with you (together with JPMCB and SunTrust, the “Lenders”), to provide the balance of the necessary commitments for the Facilities, in each case upon the terms and subject to the conditions set forth or referred to in this commitment letter (the “Commitment Letter”) and in the Summary of Proposed Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”). It is a condition to each Commitment Party’s commitment hereunder that the portion of the Facilities not being provided by such Commitment Party shall be provided by other Lenders (including the other Commitment Parties).

It is agreed that JPMCB will act as the sole and exclusive administrative agent (the “Administrative Agent”) for the Facilities, and that SunTrust will act as the sole and exclusive syndication agent (the “Syndication Agent”) for the Facilities. JPMorgan and STRH will act as joint lead arrangers and joint bookrunners for the Facilities, with (i) JPMorgan having “left” or first placement, and (ii) STRH having “right” or second placement, in each case in the Confidential Information Memorandum referred to below and in all other marketing materials or advertisements related to the Facilities. You agree that no other co-agents (such as documentation agents or other similar named agents) will be appointed by you without the prior consent of the Lead Arrangers. You agree that no other bookrunners or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letters referred to below) will be paid in connection with the Facilities unless you and we shall so agree.

The Lead Arrangers intend to syndicate the Facilities, including, in their sole discretion, part of the Commitment Parties’ commitments hereunder, to the Lenders identified by them and acceptable to you. Any syndication of the Commitment Parties’ commitments hereunder shall be on a pro rata basis as between the Commitment Parties. The Lead Arrangers intend to commence syndication efforts promptly upon the execution of this Commitment Letter, and you agree actively to assist (and you further agree to use commercially reasonable efforts to cause the Target to actively assist) the Lead Arrangers in completing a syndication satisfactory to them and you. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships and the Target’s existing lending relationships, (b) direct contact between senior management and advisors of the Borrower and the proposed Lenders, and using commercially reasonable efforts to cause direct contact between senior management and advisors of the Target and the proposed Lenders, (c) the hosting, with the Lead Arrangers, of one or more meetings of prospective Lenders and (d) as set forth below, assistance (including, without limitation, commercially reasonable efforts to cause the Target’s assistance) in the preparation of materials to be used in connection with the syndication (collectively with the Term Sheet, the “Information Materials”).

You will assist the Lead Arrangers in preparing Information Materials, including a Confidential Information Memorandum, for distribution to prospective Lenders. Before distribution of any Information Materials, you agree to execute and deliver to the Lead Arrangers a letter in customary form in which you authorize distribution of the Information Materials to a prospective Lender’s employees.

The Lead Arrangers, in consultation with you, will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached (each of which shall be acceptable to you) and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. The Lead Arrangers will have no

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responsibility other than to arrange the syndication as set forth herein and shall in no event be subject to any fiduciary or other implied duties. Additionally, the Borrower acknowledges and agrees that no Lead Arranger is advising the Borrower as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Borrower shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and no Lead Arranger shall have any responsibility or liability to the Borrower with respect thereto. Any review by a Lead Arranger of the Borrower, the Target, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of such Lead Arranger and its corresponding Commitment Party and shall not be on behalf of the Borrower.

To assist the Lead Arrangers in their syndication efforts, you agree promptly to prepare and provide to the Lead Arrangers and the Commitment Parties all information with respect to the Borrower and its subsidiaries, the Target and its subsidiaries (with the understanding that you shall only be required to use commercially reasonable efforts to obtain such information in respect of the Target and its subsidiaries), and the transactions contemplated hereby, including all financial information and projections (collectively, the “Projections”), as the Lead Arrangers and the Commitment Parties may reasonably request in connection with the structuring, arrangement, syndication and documentation of the Facilities. You hereby represent and covenant that (a) all information other than the Projections (the “Information”) that has been or will be made available to the Lead Arrangers or the Commitment Parties by you or any of your representatives is or will be (or, with respect to the Target and its subsidiaries, is or will be to your knowledge), when furnished, complete and correct in all material respects and does not or will not (or, with respect to the Target and its subsidiaries, does not or will not to your knowledge), when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to the Lead Arrangers or the Commitment Parties by you or any of your representatives have been or will be (or, with respect to the Target and its subsidiaries, have been or will be to your knowledge) prepared in good faith based upon reasonable assumptions. You agree that you will supplement from time to time all of the Information and Projections furnished to the Lead Arrangers or the Commitment Parties in order to cause the representation in the immediately preceding sentence to remain true and correct at all times (and shall use commercially reasonable efforts to cause the Target to so supplement its Information and Projections). You understand that in structuring, arranging, syndicating and documenting the Facilities that the Lead Arrangers and the Commitment Parties may use and rely on the Information and Projections without independent verification thereof.

As consideration for each Commitment Party’s several commitment hereunder, and each Lead Arranger’s several agreement to perform the services described herein, you agree to pay to the Lead Arrangers and the Commitment Parties the nonrefundable fees set forth in the Term Sheet and in the Fee Letter, dated the date hereof, by and among the Borrower, JPMCB and JPMorgan (as amended or modified, the “JPM Fee Letter”), as well as in any other fee letter delivered together herewith to which the Borrower and a Lead Arranger or Commitment Party is subject (collectively, together with the JPM Fee Letter, as each may be amended or modified, the “Fee Letters”).

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Each Commitment Party’s commitment hereunder and each Lead Arranger’s agreement to perform the services described herein is subject to (a) the terms and conditions set forth in the Term Sheet, including, without limitation, Annex A thereto and (b) the Commitment Parties’ and the Lead Arrangers’ satisfaction that prior to and during the syndication of the Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any affiliate thereof or the Target or any affiliate thereof. The terms and conditions of each Commitment Party’s commitment hereunder and of the Facilities are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of each Commitment Party, each Lead Arranger and the Borrower (such approval not to be unreasonably withheld).

You agree (a) to indemnify and hold harmless each Commitment Party, each Lead Arranger and their respective affiliates and the respective officers, directors, employees, advisors, affiliates and agents of such persons (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Fee Letters, the Facilities, the use of the proceeds thereof, the Acquisition, or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto and whether commenced by you or by any third party, and to reimburse each indemnified person upon demand for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person, and (b) to reimburse JPMorgan, as a Lead Arranger, and its affiliates on demand for all reasonable and documented out-of-pocket expenses (including due diligence expenses, syndication expenses, electronic distribution expenses, travel expenses, consultants’ fees and expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facilities and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letters and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any indirect, special, punitive or consequential damages in connection with its activities related to the Facilities. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems except to the extent such damages are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person.

This Commitment Letter shall not be assignable by you without the prior written consent of each Commitment Party and each Lead Arranger (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and the indemnified persons and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, the Commitment Parties, and the Lead Arrangers. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which,

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when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission or by e-mail in .pdf or a similar format shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letters are the only agreements that have been entered into among us with respect to the Facilities and set forth the entire understanding of the parties with respect thereto.

This Commitment Letter shall be governed by, and construed in accordance with, the law of the State of New York. Each of the parties hereto, to the maximum extent permitted by law, consents to the exclusive jurisdiction and venue of the state or federal courts located in the City of New York. Each party hereto irrevocably waives, to the fullest extent permitted by applicable law, (a) any right it may have to a trial by jury in any legal proceeding arising out of or relating to this Commitment Letter, the Fee Letters or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory) and (b) any objection that it may now or hereafter have to the laying of venue of any such legal proceeding in the state or federal courts located in the City of New York.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letters nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, directors, employees, agents and advisors who are directly involved in the consideration of this matter, and for whom you shall be responsible for any breach by any of them of this confidentiality undertaking, (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law, rule or regulation (in which case you agree to inform us promptly thereof to the extent you are legally permitted to do so), or (c) to the Target and its officers, agents and advisors; provided, that in no event shall any Fee Letter be delivered to the Target or any officer, agent or advisor thereof; provided, further, that the Target and its officers, agents and advisors shall be instructed by the Borrower to maintain the confidentiality of the Commitment Letter and the Term Sheet pursuant to the terms hereof.

You acknowledge that each Commitment Party, each Lead Arranger, and their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. None of the Commitment Parties and Lead Arrangers will use confidential information obtained from you by virtue of the transactions contemplated by this letter or their other relationships with you in connection with the performance by such Commitment Party or Lead Arranger of services for other companies, and none of the Commitment Parties or Lead Arrangers will furnish any such information to other companies. You also acknowledge that the Commitment Parties and the Lead Arrangers have no obligation to use in connection with the transactions contemplated by this letter, or to furnish to you, confidential information obtained from other companies. You further acknowledge that each Lead Arranger is a full service securities firm and it may from time to time effect transactions, for its own or its affiliates’ account or the account of customers, and hold positions in its loans, securities or options on loans or securities of the Borrower and its affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter. You waive, to the fullest extent permitted by law, any claims you may have against any Commitment Party or Lead Arranger for breach of fiduciary duty or alleged breach of fiduciary duty and agree that no Commitment Party or Lead Arranger will have any liability (whether

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direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on your behalf, including your equity holders, employees or creditors. You acknowledge that the transactions described herein (including the exercise of rights and remedies hereunder and under the Fee Letters) are arms’-length commercial transactions and that the Commitment Parties and Lead Arrangers are acting as principal and in their own respective best interests. The Borrower is relying on its own experts and advisors to determine whether the transactions described herein (including, without limitation, the Term Sheet) are in the Borrower’s best interests. You agree that we will act under this Commitment Letter and the Fee Letters as independent contractors and that nothing in this Commitment Letter, the Fee Letters, the nature of our services or in any prior relationship will be deemed to create an advisory, fiduciary or agency relationship between us, on the one hand, and the Borrower, its equity holders or its affiliates, on the other hand. In addition, we may employ the services of our affiliates in providing certain services hereunder and may exchange with such affiliates information concerning the Borrower, the Target and other companies that may be the subject of the transactions and such affiliates will be entitled to the benefits afforded to us hereunder.

The Borrower is hereby notified that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “Patriot Act”), each of the Commitment Parties and Lead Arrangers (and each other lender party to the Facilities) is required to obtain, verify and record information that identifies the Borrower and each Guarantor (as defined in the Term Sheet), which information includes names and addresses and other information that will allow a Commitment Party, a Lead Arranger or any other lender, as the case may be, to identify the Borrower and each Guarantor in accordance with the Patriot Act.

The reimbursement, compensation, indemnification and confidentiality provisions contained herein and in the Fee Letters and any other provision herein or therein which by its terms expressly survives the termination of this Commitment Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any Commitment Party’s commitment hereunder.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet, the JPM Fee Letter and the other Fee Letters, if any, by returning to (i) JPMCB executed counterparts hereof and of the JPM Fee Letter, and (ii) each other Lead Arranger any Fee Letter to which the Borrower and such Lead Arranger are parties, in each case not later than 5:00 p.m., New York City time, on January 18, 2012 (with the understanding that SunTrust will provide JPMCB with prompt notice of its receipt of executed counterparts to its Fee Letter, if such Fee Letter exists at all). No Lead Arranger and related Commitment Party shall receive any other Lead Arranger’s (or corresponding Commitment Party’s) Fee Letter. Each Commitment Party’s commitment and each Lead Arranger’s agreements herein will expire at the aforementioned time and day in the event JPMCB and SunTrust have not received such executed counterparts in accordance with the immediately preceding sentence.

The Closing Date shall occur, if at all, no later than March 30, 2012, with the understanding that the commitments and agreements of the Commitment Parties and the Lead Arrangers shall terminate if the Closing Date has not occurred by March 30, 2012.

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The Lead Arrangers and the Commitment Parties are pleased to have been given the opportunity to assist you in connection with this important financing.

J.P. MORGAN SECURITIES LLC		JPMORGAN CHASE BANK, N.A.

By:	/s/ Tyson Moore	By:	/s/ Patrick S. Thornton
Name:	Tyson Moore	Name:	Patrick S. Thornton
Title:	Vice President	Title:	Executive Director

SUNTRUST ROBINSON HUMPHREY, INC.		SUNTRUST BANK

By:	/s/ Christophe Strauven	By:	/s/ Deborah S. Armstrong
Name:	Christophe Strauven	Name:	Deborah S. Armstrong
Title:	Director	Title:	Senior Vice President

Accepted and agreed to as of
the date written below:

BLACKBAUD, INC.

By:	/s/ Anthony W. Boor
Name:	Anthony W. Boor
Title:	Senior Vice President and Chief Financial Officer
Date:	January 17, 2012

U.S. $325,000,000

SENIOR CREDIT FACILITIES

SUMMARY OF PROPOSED TERMS AND CONDITIONS

(Capitalized terms not otherwise defined herein have the same meaning as set forth in the

Commitment Letter to which this Summary of Proposed Terms and Conditions is attached)

Borrower:	Blackbaud, Inc., a Delaware corporation (the “Borrower”).

Joint Lead Arrangers and Joint Bookrunners:	J.P. Morgan Securities LLC will act as left lead arranger and left lead bookrunner (in such capacity, collectively the “Lead Left Arranger”), with SunTrust Robinson Humphrey, Inc. acting as a joint lead arranger and as a joint bookrunner (together with the Lead Left Arranger, the “Lead Arrangers”).

Lenders:	JPMorgan Chase Bank, N.A., SunTrust Bank and a syndicate of financial institutions and other entities (each a “Lender” and, collectively, the “Lenders”) acceptable to the Borrower and the Lead Arrangers.

Administrative Agent, Issuing Bank and Swingline Lender:	JPMorgan Chase Bank, N.A. (in such capacity, the “Administrative Agent”, the “Issuing Bank” or the “Swingline Lender”, as the case may be).

Facilities:	Senior revolving credit facility (the “Revolving Credit Facility”, and the loans thereunder, “Revolving Loans”) in an aggregate principal amount of U.S. $225 million, and senior term loan A credit facility (the “Term Loan Credit Facility”, and together with the Revolving Credit Facility, the “Facilities”) in an aggregate principal amount of U.S. $100,000,000 (the loans under the Term Loan Credit Facility, the “Term Loans”). A portion of the Revolving Credit Facility in an amount to be agreed upon by the Borrower and the Lenders (such amount, the “Multicurrency Sublimit”) will be available to the Borrower for eurocurrency loans denominated in those foreign currencies agreed to by the Borrower and the Lenders. Loans denominated in foreign currencies will be shared and funded ratably by the Lenders. The Revolving Credit Facility shall include a U.S. $20 million subfacility for standby letters of credit (each, a “Letter of Credit”), and a U.S. $25 million subfacility for swingline loans (each, a “Swingline Loan”), each on customary terms and conditions with compensation to be agreed. Letters of Credit and Swingline Loans shall be denominated in U.S. Dollars. Letters of Credit will be issued by the Issuing Bank and Swingline Loans will, at the sole discretion of the Swingline Lender, be made available by the Swingline Lender and each Lender will purchase an irrevocable and unconditional participation in each Letter of Credit and Swingline Loan.

Use of Proceeds:	The Facilities will be used to (a) refinance certain existing indebtedness of the Borrower and its subsidiaries (such refinancings, collectively, the “Refinancing”), (b) consummate the Acquisition, (c) pay fees, commissions and expenses in connection with the Transactions (as defined below) and (d) finance ongoing working capital requirements and other general corporate purposes (including permitted acquisitions and capital expenditures).

As used herein, the term “Transactions” means, collectively, the Refinancing, the initial borrowings and other extensions of credit under the Facilities (including those made in respect of the Acquisition) and the payment of fees, commissions and expenses in connection with each of the foregoing.

Closing Date:	The date on which the conditions set forth on Annex A hereto are satisfied (the “Closing Date”).

Availability:

The Revolving Credit Facility will be available on a revolving basis from and after the Closing Date until the Maturity Date (as defined below).

The Term Loan Credit Facility will be available on any date from and after the Closing Date until the date that is 90 days after the Closing Date in up to three draws, each in a minimum amount and subject to certain additional conditions with respect to the funding of the Tender Offer to be agreed to by the Borrower and the Lead Left Arranger.

Incremental Term Loans/Revolving Credit Facility Increase:	The Borrower will be entitled to incur (a) additional term loans under a new term facility that will be included in the Facilities (each, an “Incremental Term Loan”) and/or (b) increases in the Revolving Credit Facility (each, a “Revolving Credit Facility Increase”), in an aggregate principal amount for all such Incremental Term Loans and Revolving Credit Facility Increases of U.S. $150 million; provided that (a) no default or event of default exists immediately prior to or after giving effect thereto, (b) the other terms and documentation in respect of any Incremental Term Loans, to the extent not consistent with the Facilities, will be reasonably satisfactory to the Administrative Agent, (c) such Incremental Term Loans and Revolving Credit Facility Increases shall be in minimum amounts of U.S. $10 million, (d) no Lender will be required or otherwise obligated to provide any such Incremental Term Loan or Revolving Credit Facility Increase and (e) pricing for any Revolving Credit Facility Increase shall be the same as for the Revolving Credit Facility, and pricing in respect of any Incremental Term Loan shall not exceed pricing for Term Loans initially issued under the Financing Documentation by more than 50 basis points, unless the pricing on the Term Loans initially issued (as well as on all Revolving Credit Commitments) is increased to an amount that is not less than 50 basis points of the pricing on the Incremental Term Loans. Incremental Term Loans and Revolving Credit Facility Increases will have the same Guarantees from the Guarantors and will be secured on a pari passu basis by the same Collateral as the other Facilities.

Documentation:	The documentation for the Facilities will include, among other items, a credit agreement, guarantees and other collateral documents (collectively, the “Financing Documentation”), all consistent with this Term Sheet. The credit agreement will amend and restate the below-defined Existing Credit Agreement and will include the terms and conditions hereof as well as such other changes thereto as mutually acceptable to the Borrower and the Lenders.

Guarantors:	The obligations of the Borrower under the Facilities, under any hedging agreements entered into between any Loan Party (as defined below) and any counterparty that is a Lender (or any affiliate thereof) and under any treasury management arrangements between any Loan Party and a Lender (or any affiliate thereof) will be unconditionally guaranteed, on a joint and several basis, by each existing and subsequently acquired or formed material direct and indirect domestic subsidiary of the Borrower (each a “Guarantor”; and such guarantee being referred to herein as a “Guarantee”). All Guarantees shall be guarantees of payment and not of collection. The Borrower and the Guarantors are herein referred to as the “Loan Parties” and, individually, as a “Loan Party.” Notwithstanding the foregoing, neither the Target nor any subsidiary thereof shall be required to become a Guarantor unless and until either the Borrower has acquired 100% of the outstanding equity interests of the Target or the MergerSub has merged with and into the Target as contemplated pursuant to the Purchase Agreement (as defined in Annex A hereto), with the understanding that the Target will be considered an unaffiliated third party with respect to the covenants, representation and warranties, events of default and similar provisions set forth in the Financing Documentation (including intercompany and affiliate exceptions) until the Target becomes a direct or indirect wholly owned subsidiary of the Borrower.

Security:	There will be granted to the Administrative Agent, for the benefit of the Lenders, any counterparty to any hedging agreement that is a Lender (or any affiliate thereof) and any Lender (or any affiliate thereof) with treasury management arrangements with any Loan Party, valid and perfected first priority (subject to certain customary exceptions satisfactory to the Administrative Agent and set forth in the Financing Documentation) security interests in (collectively, the “Collateral”) all present and future capital stock or other membership or partnership equity ownership or profit interests (collectively, “Equity Interests”) of material domestic subsidiaries owned or held of record or beneficially by each of the Loan Parties, and 65% of the voting stock (and 100% of the non-voting stock) of all material first-tier foreign subsidiaries of any Loan Party, and all proceeds of the foregoing; provided that any material first-tier foreign subsidiary that is disregarded for tax purposes shall not be deemed to be a foreign subsidiary. Notwithstanding the foregoing, no Equity Interests of the Target nor any subsidiary thereof shall be required to become Collateral unless and until either the Borrower has acquired 100% of the outstanding equity interests of the Target or the MergerSub has merged with and into the Target as contemplated pursuant to the Purchase Agreement, with the understanding that the Target will be considered an unaffiliated third party with respect to the covenants, representation and warranties, events of default and similar provisions set forth in the Financing Documentation (including intercompany and affiliate exceptions) until the Target becomes a direct or indirect wholly owned subsidiary of the Borrower

All such security interests in Collateral will be granted on terms and conditions substantially similar to those for the collateral securing that certain Credit Agreement dated as of June 17, 2011, by and among the Borrower, the lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent (as amended or modified, the “Existing Credit Agreement”), with such additions and revisions as may be reasonably requested by the Lead Left Arranger. On the Closing Date, such security interests will have become perfected.

Final Maturity:	The final maturity of the Facilities will occur on the fifth anniversary of the Closing Date (the “Maturity Date”). The commitments with respect to the Revolving Credit Facility will automatically terminate on such date. The principal amount of all loans under the Facilities, as well as all interest, fees and other amounts outstanding under the Facilities, shall be fully repaid on the Maturity Date.

Interest Rates and Fees:	Interest rates and fees in connection with the Facilities will be as specified in the Fee Letters and on Schedule I attached hereto.

Optional Prepayments and Commitment Reductions; Scheduled Term Loan Payments:	Loans under the Facilities may be prepaid and unused commitments under the Revolving Credit Facility may be reduced at any time, in whole or in part, at the option of the Borrower, upon notice and in minimum principal amounts and in multiples to be agreed upon, without premium or penalty (except LIBOR breakage costs). Loans extended under the Term Loan Credit Facility shall be repaid in the following amounts during the following years (with such amounts being equally paid on a quarterly basis during any year):

Year	Percentage of Term Loans to be Repaid
1	10%
2	10%
3	15%
4	15%
5	15% (with all remaining principal due on the Maturity Date)

All loans under the Facilities shall be fully repaid no later than the Maturity Date.

Mandatory Prepayments:	Loans under the Term Loan Credit Facility shall be repaid, in inverse order of maturity, with 100% of all net cash proceeds resulting from material asset sales (with a materiality threshold and a reinvestment period to be agreed upon by the Borrower and the Lead Left Arranger) and 100% of all net cash proceeds resulting from debt and equity issuances (with carveouts to be agreed upon by the Borrower and the Lead Left Arranger). Loans denominated in foreign currencies also shall be required to be repaid if the aggregate principal amount thereof exceeds the Multicurrency Sublimit; provided, that, if such excess is caused by fluctuations in foreign currency exchange rates, (i) no such prepayment will be required to the extent such exposure is not more than 105% of the Multicurrency Sublimit and (ii) such excess will be calculated as of (x) the last business day of each calendar quarter, (y) any other business day at the Administrative Agent’s sole discretion during the occurrence and continuation of an event of default and (z) each date of a borrowing request, interest election request and each request for the issuance, amendment, renewal or extension of any Letter of Credit.

Conditions to Initial Extensions of Credit:	The making of the initial extensions of credit under the Facilities will be subject to satisfaction of the conditions precedent set forth in the Conditions Annex attached hereto as Annex A.

Conditions to All Extensions of Credit:	Each extension of credit under the Facilities will be subject to satisfaction of the following conditions precedent: (a) all of the representations and warranties in the Financing Documentation shall be true and correct in all material respects as of the date of such extension of credit, except for any representation and warranty made as of an earlier date, which representation and warranty shall remain true as of such earlier date and (b) no event of default under the Facilities or unmatured default shall have occurred and be continuing or would result from such extension of credit; provided, that additional conditions mutually acceptable to the Borrower and the Lead Arrangers with respect to extensions of credit used to fund the Tender Offer shall be included in the Financing Documentation.

Representations and Warranties:	Substantially similar to those in the Existing Credit Agreement, as modified to include the terms and conditions hereof and such changes as mutually agreed upon by the Borrower and the Lenders; provided, that, no representations and warranties shall be required to be made by or on behalf of the Target or any of its subsidiaries unless and until either the Borrower has acquired 100% of the outstanding equity interests of the Target or the MergerSub has merged with and into the Target as contemplated pursuant to the Purchase Agreement, with the understanding that the Target will be considered an unaffiliated third party with respect to the covenants, representation and warranties, events of default and similar provisions set forth in the Financing Documentation (including intercompany and affiliate exceptions) until the Target becomes a direct or indirect wholly owned subsidiary of the Borrower.

Affirmative Covenants:	Substantially similar to those in the Existing Credit Agreement, as modified to include the terms and conditions hereof and such changes as mutually agreed upon by the Borrower and the Lenders including, without limitation, a covenant by the Borrower to take all reasonable actions necessary to complete the Tender Offer and the corresponding merger of the MergerSub with and into the Target; provided, that, no affirmative covenant shall apply to the Target or any of its subsidiaries unless and until either the Borrower has acquired 100% of the outstanding equity interests of the Target or the MergerSub has merged with and into the Target as contemplated pursuant to the Purchase Agreement, with the understanding that the Target will be considered an unaffiliated third party with respect to the covenants, representation and warranties, events of default and similar provisions set forth in the Financing Documentation (including intercompany and affiliate exceptions) until the Target becomes a direct or indirect wholly owned subsidiary of the Borrower.

Negative Covenants:	Substantially similar to those in the Existing Credit Agreement, as modified to include the terms and conditions hereof and such changes as mutually agreed upon by the Borrower and the Lenders, including, without limitation, a revised restricted payment covenant that limits annual cash restricted payments to U.S. $25,000,000 when the pro forma leverage ratio is equal to or greater than 2.50 to 1.00 (with the understanding that (i) such limit shall not apply when the pro forma leverage ratio is less than 2.50 to 1.00 and (ii) restricted payments made when the pro forma leverage ratio was less than 2.50 to 1.00 will count against the $25,000,000 cap when the pro forma leverage ratio is equal to or greater than 2.50 to 1.00). For purposes of the negative covenant governing permitted acquisitions and pro forma compliance with a leverage test (as set forth in the Existing Credit Agreement), no effect shall be given to any temporary increase in the financial covenant leverage ratio that is described below; provided, that, no negative covenant shall apply to the Target or any of its subsidiaries unless and until either the Borrower has acquired 100% of the outstanding equity interests of the Target or the MergerSub has merged with and into the Target as contemplated pursuant to the Purchase Agreement, with the understanding that the Target will be considered an unaffiliated third party with respect to the covenants, representation and warranties, events of default and similar provisions set forth in the Financing Documentation (including intercompany and affiliate exceptions) until the Target becomes a direct or indirect wholly owned subsidiary of the Borrower.

Financial Covenants:	(a) Maximum Leverage Ratio as follows: (i) 3.25 to 1.00 from the Closing Date through the quarter ending September 30, 2012; (ii) 3.00 to 1.00 for the quarters ending December 31, 2012 through June 30, 2013; and (iii) thereafter, 2.75 to 1.00; provided, however, the Borrower may, so long as no event of default is then outstanding or would result therefrom, elect to raise the level of the Maximum Leverage Ratio then in effect by 25 basis points so long as (1) such election is made in conjunction with a permitted acquisition where the purchase price is at least U.S. $50,000,000, (2) such election is only given effect for the two consecutive quarter period following the date on which the permitted acquisition is consummated, (3) such election may only be made three times during the term of the Facilities, and (4) only one election may be given effect during any two quarter period;

(b) Minimum Interest Coverage Ratio of 3.50 to 1.00; and

(c) Maximum Capital Expenditures in an amount to be agreed upon by the Borrower and the Lead Arrangers.

The Leverage Ratio will be defined in a manner substantially similar to the Existing Credit Agreement, with such additions and revisions as shall be mutually agreed upon by the Borrower and the Lead Arrangers.

The definition of Indebtedness will be substantially similar to the definition in the Existing Credit Agreement, with such additions and revisions as shall be agreed upon by the Borrower and the Lead Arrangers, with the understanding that, with respect to determining compliance with financial covenants, the definition of Indebtedness shall exclude liabilities associated with hedging obligations.

The definition of Interest Coverage Ratio shall be as set forth in the Existing Credit Agreement, subject to modifications thereto mutually acceptable to the Borrower and the Lead Arrangers.

The definition of EBITDA will be substantially similar to the definition in the Existing Credit Agreement, subject to modifications thereto mutually acceptable to the Borrower and the Lead Arrangers. Such definition shall include an addback, in form and substance and subject to a cap acceptable to the Borrower and the Lead Arrangers, for restructuring and acquisition expenses.

The financial covenants will apply to the Borrower and its subsidiaries on a consolidated basis.

Events of Default:	Substantially similar to those in the Existing Credit Agreement, with such additions and revisions as shall be mutually acceptable to the Borrower and the Lenders; provided, that, no event of default shall apply to the Target or any of its subsidiaries unless and until either the Borrower has acquired 100% of the outstanding equity interests of the Target or the MergerSub has merged with and into the Target as contemplated pursuant to the Purchase Agreement, with the understanding that the Target will be considered an unaffiliated third party with respect to the covenants, representation and warranties, events of default and similar provisions set forth in the Financing Documentation (including intercompany and affiliate exceptions) until the Target becomes a direct or indirect wholly owned subsidiary of the Borrower.

Defaulting Lender Provisions, Yield Protection and Increased Costs:	Customary for facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, cash collateralization for Letters of Credit or Swingline Loans in the event any lender under the Facilities becomes a Defaulting Lender (as such term shall be defined in the Financing Documentation), changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes. The Financing Documentation shall include the Lead Left Arranger’s customary Dodd-Frank, Basel III, defaulting lender, and tax provisions.

Assignments and Participations:

(a)      Facilities: Subject to the consents described below (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions in respect of the Facilities in a minimum amount equal to $5 million.

(b)      Consents: The consent of the Borrower will be required for any assignment unless (i) an Event of Default has occurred and is continuing or (ii) the assignment is to a Lender, an affiliate of a Lender or an Approved Fund (as such term shall be defined in the Financing Documentation). The Borrower shall be deemed to have consented to any assignment if it has not objected thereto in writing within five business days after notice thereof from the Administrative Agent. The consent of the Administrative Agent will be required for any assignment to an entity that is not a Lender, an affiliate of a Lender or an Approved Fund. The consent of the Issuing Bank will be required for any assignment of loans or commitments under the Revolving Credit Facility, other than an assignment to a Lender, an affiliate of a Lender or an Approved Fund. Participations will be permitted without the consent of the Borrower or the Administrative Agent.

(c)      No Assignment or Participation to Certain Persons. No assignment or participation may be made to natural persons, the Borrower or any of its affiliates or subsidiaries, or to any non-financial institution (including any non-financial institution affiliate thereof) that is a direct competitor of the Borrower with respect to providing software and related services to nonprofit organizations.

Required Lenders:	On any date of determination, those Lenders who collectively hold more than 50% of the outstanding loans and unfunded commitments under the Facilities, or if the Facilities have been terminated, those Lenders who collectively hold more than 50% of the aggregate outstandings under the Facilities (the “Required Lenders”); provided, however, that if any Lender shall be a Defaulting Lender (to be defined in the Financing Documentation) at such time, then the outstanding loans and unfunded commitments under the Facilities of such Defaulting Lender shall be excluded from the determination of Required Lenders.

Amendments and Waivers:	Amendments and waivers of the provisions of the Financing Documentation will require the approval of the Required Lenders, except that, subject to the Lead Left Arranger’s customary defaulting lender limitations, (a) the consent of all Lenders directly adversely affected thereby will be required with respect to (i) increases in the commitment of such Lenders, (ii) reductions of principal, interest or fees, (iii) extensions of scheduled maturities or times for payment and (iv) reductions in the voting percentages and (b) the consent of all Lenders will be required with respect to releases of all or substantially all of the value of the Collateral or Guarantees (other than in connection with transactions permitted pursuant to the Financing Documentation).

Indemnification:	The Loan Parties will indemnify the Lead Left Arranger, the Administrative Agent, each of the Lenders and their respective affiliates, partners, directors, officers, agents and advisors and hold them harmless from and against all liabilities, damages, claims, costs, expenses (including reasonable fees, disbursements, settlement costs and other charges of counsel) relating to the Transactions or any transactions related thereto and the Borrower’s use of the loan proceeds or the commitments; provided that such indemnity will not, as to any indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such indemnitee. This indemnification shall survive and continue for the benefit of all such persons or entities.

Expenses:	The Loan Parties will reimburse the Lead Left Arranger and the Administrative Agent (and all Lenders in the case of enforcement costs and documentary taxes) for all reasonable and documented out-of-pocket costs and expenses in connection with the syndication, negotiation, execution, delivery and administration of the Financing Documentation and any amendment or waiver with respect thereto (including, without limitation, reasonable fees and expenses of counsel thereto).

Governing Law and Forum:	New York.

Waiver of Jury Trial and Punitive and Consequential Damages:	All parties to the Financing Documentation waive the right to trial by jury and the right to claim punitive or consequential damages.

Counsel for the Lead Left Arranger and the Administrative Agent:	Sidley Austin LLP.

Other:	This Summary of Proposed Terms and Conditions is intended as an outline of certain of the material terms of the Facilities and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions which would be contained in Financing Documentation for the Facilities.

ANNEX A

U.S. $325,000,000

SENIOR CREDIT FACILITIES

SUMMARY OF PROPOSED TERMS AND CONDITIONS

The Commitment Parties’ and Lead Arrangers’ commitments and agreements under the Commitment Letter and this Summary of Proposed Terms and Conditions and the closing and the making of the initial extensions of credit under the Facilities will be subject to the satisfaction of conditions precedent usual and customary for facilities of this type and such others deemed appropriate by the Administrative Agent and the Lead Arrangers, including, without limitation:

1.	If the Acquisition is to occur on the Closing Date or any shares of stock of the Target are to be acquired on the Closing Date, no “Company Material Adverse Effect” shall have occurred in respect of the Target. For purposes hereof, “Company Material Adverse Effect” shall have the meaning given to such term at the end of this Annex I. For the avoidance of doubt, this “Company Material Adverse Effect” condition also shall apply in connection with fundings of Tender Offer share purchases.

2.	There shall not have occurred any event or condition that has had or will result in a material adverse change to the properties, business, operations, or condition (financial or otherwise) of the Borrower and its subsidiaries, taken as a whole.

3.	The negotiation, execution and delivery on or before March 30, 2012 of definitive Financing Documentation for the Facilities reasonably satisfactory to the Borrower, Commitment Parties and the Lead Arrangers (including, without limitation, a credit agreement, guaranty, equity pledge documents, corporate deliverables, legal opinions and a solvency certificate each in form and substance acceptable to the Lead Arrangers).

4.	All representations and warranties set forth in the Financing Documentation shall be true and correct in all material respects and no Event of Default shall have occurred or be outstanding.

5.	There shall not be any pending or, to the knowledge of the Borrower, threatened litigation or other proceeding against the Borrower or any subsidiary thereof that would reasonably be expected to have a material adverse effect upon the properties, business, operations, or condition (financial or otherwise) of the Borrower and its subsidiaries, taken as a whole.

6.	The Lenders, the Commitment Parties and the Lead Arrangers shall have received all fees required to be paid, and all expenses required to be paid for which invoices have been presented, on or before the Closing Date.

7.	The Acquisition shall be evidenced by and consummated pursuant to the Agreement and Plan of Merger, dated as of January 16, 2012, by and among Blackbaud, Inc., Caribou Acquisition Corporation and Convio, Inc. (including all schedules and exhibits thereto, the “Purchase Agreement”).

8.	The Administrative Agent shall have received, at least 5 business days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act.

9.	The Administrative Agent shall have a valid, first-priority perfected security interest in the Collateral.

Definition of Company Material Adverse Effect

(Section references and capitalized terms in the definitions below not defined below have the same meanings set forth in the Purchase Agreement)

“Company Material Adverse Effect” means any fact, event, circumstance or effect, other than any Excluded Matters, that (i) is materially adverse to the business, the financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) prevents or materially delays the ability of the Company and its Subsidiaries to perform in all material respects their obligations under this Agreement or to consummate the Transactions in accordance with the terms hereof.

“Excluded Matters” means any one or more of the following: (i) changes in Laws, rules or regulations of general applicability or interpretations thereof by Governmental Entity; (ii) changes in GAAP (or the interpretations thereof); (iii) general changes in economic conditions or general changes in the industry in which the Company operates generally; (iv) changes in general financial, credit or capital market conditions, including interest rates or currency exchange rates, or changes therein; (v) a change in the market price or trading volume of the Company Common Stock, in and of itself; (vi) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or upon any jurisdiction in which the Company or its Subsidiaries operate; (vii) earthquakes, hurricanes, other natural disasters or acts of God; (viii) changes resulting from the execution and delivery of the Agreement or the consummation of any of the Transactions contemplated thereby, or the public announcement of the Agreement, including (1) the loss or departure of officers or other employees of the Company or any of its Subsidiaries, (2) the termination or potential termination of (or the failure or potential failure to renew) any contracts with customers, suppliers, distributors or other business partners, whether as a direct or indirect result of the loss or departure of officers or employees of the Company or otherwise, and (3) any other negative development (or potential negative development) in the Company’s relationships with any of its customers, suppliers, distributors or other business partners, whether as a direct or indirect result of the loss or departure of officers or employees of the Company or otherwise; (ix) any failure by the Company to meet any analyst or other third party estimates or expectations of the Company’s financial performance or results of operations, or any failure by the Company to meet internal projections or forecasts; provided, however, that the underlying causes of such failure may be deemed to constitute a Company Material Adverse Effect and may be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur; (x) any matter referred to in the Company Schedule of Exceptions, unless otherwise provided therein; (xi) any Proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) resulting from, relating to or arising out of this Agreement or any of the Transactions contemplated hereby, unless the Proceeding causes a failure to fulfill the condition to closing set forth in Section 7.1(a); (xii) any deterioration in the business, results of operations, financial condition, liquidity, stockholders’ equity or prospects of the Company or its Subsidiaries substantially resulting from circumstances or conditions existing as of the date of this Agreement that were generally publicly known as of the date of this Agreement or that were previously disclosed to Parent in writing or in the SEC Reports; or (xiii) as otherwise expressly permitted or required by this Agreement; provided, however, that any matter in subsection (i), (ii), (iii), (vi) or (vii) that disproportionately materially adversely affects the Company compared with other companies operating in the industries in which the Company operates shall not be an Excluded Matter to the extent of the disproportionate effect.